This is a translation into English of the statutory auditors' report on the financial statements of the Company issued in French and it is provided solely for the convenience of English-speaking users.
This statutory auditors' report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the management report and other documents provided to shareholders.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

PricewaterhouseCoopers Audit
63, rue de Villiers
92208 Neuilly-sur-Seine Cedex

BDO Paris
43-47 avenue de la Grande Armée
75116 Paris

Statutory auditors' report on the financial statements

For the year ended 31 December 2025

To the annual general meeting of the Shareholders of BofA Securities Europe SA
BofA Securities Europe SA
51 rue la Boétie
75008 PARIS

Opinion

In compliance with the engagement entrusted to us by your status for PricewaterhouseCoopers Audit and by your annual general meeting for BDO Paris, we have audited the accompanying financial statements of BofA Securities Europe SA for the year ended December 31, 2025, as attached to this report.

We certify that, in accordance with French accounting rules and principles, the annual financial statements are regular and sincere and give a true and fair view of the results of operations for the past year, as well as the financial position and assets of the company at the end of the year.

The audit opinion expressed above is consistent with our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Statutory Auditors' Responsibilities for the Audit of the Financial Statements" section of our report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (code de commerce) and the French Code of Ethics (code de déontologie) for statutory auditors, for the period from 1st January 2025 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014.

Emphasis of Matter

Without modifying the opinion expressed above, we draw your attention to:

- Notes 8 "*Opérations avec la clientèle – Passif*" and 9 "*Autres passifs*" in the notes to the annual financial statements, which explain the impact of the error correction related to the presentation of segregated funds;
- The impact of the first-time application of ANC Regulation No. 2023-03 of July 7, 2023, in conjunction with ANC Regulation No. 2022-06 of November 4, 2022, amending ANC Regulation No. 2014-07 relating to the accounts of companies in the banking sector, applicable from January 1, 2025, as described in the "*Changement de méthode comptable*" section of the notes.

Justification of Assessments - Key Audit Matters

In accordance with the requirements of Articles L.821-53 and R.821-180 of the French Commercial Code (code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the financial statements.

Identified risk	*Our response*
BofA Securities Europe holds derivatives for which fair value are recognized in the balance sheet using market value, both on the assets and liabilities sides.	With the assistance of our Risk Modelling and Valuation experts, we assessed the processes and key controls operated and applicable to BofA Securities Europe to identify, value and record derivatives at fair value and in particular those relating to :
For some of those derivatives, the market value cannot be determined based on observable quoted prices or observable inputs. Instead, such financial instruments defined as complex require the use of valuation models with numerous inputs, some of which are unobservable.	• The approval and periodic review by management of the models used to compute market value of derivatives ;
The market value then computed may be further adjusted to consider some specific risks such as liquidity, credit or counterparty risks. The techniques adopted by the management to measure the market value of the derivatives portfolio may therefore involve significant judgement considering the models and inputs used.	• The approval and periodic review by management of the models used to determine credit and debit valuation adjustments ; • The independent verification of prices and model inputs.
As at 31 December 2025, the fair value of derivatives amounts of 3 600 million euros for non-linear derivatives and 29 352 million euros for linear derivatives under assets, and 4 310 million euros for non-linear derivatives and 31 356 million euros for linear derivatives under liabilities.	Based on samples, we performed the following substantive tests : • Performance of independent price verification at a position level, using our own models ; • Analysis of the relevance of the assumptions and inputs used to compute prices and valuation adjustments.
Because of the materiality of the balances both on assets and liabilities sides and the judgement used to determine their market value, we deemed the measurement of derivatives fair value to be a key audit matter.	In addition, we examined the specific disclosures in the notes to financial statements related to the valuation of derivatives. *See Notes 5, 6 9 and 10 to the financial statements.*

Specific verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations.

Information given in the management report and in the other documents with respect to the financial position and the financial statements provided to the Shareholders

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors and in the other documents with respect to the financial position and the financial statements provided to the Shareholders, except for the matter described below.

The presentation and the consistency with the financial statements of the information relating to the payment deadlines mentioned in Article D.441-6 of the French Commercial Code (code de commerce) have led us to consider the following point.

As mentioned in the management report, these information do not include the banking operations and other associated operations, as your Company does not consider it falls within the perimeter of the information to report.

Report on corporate governance

We attest that the Board of Directors' report on corporate governance sets out the information required by Articles L.225-37-4 of the French Commercial Code (code de commerce).

Report on Other Legal and Regulatory Requirements

Appointment of the Statutory Auditors

We were appointed as statutory auditors of BofA Securities Europe SA by the status dated 24 September 2018 for PricewaterhouseCoopers Audit and by the annual general meeting held on 19 November 2018 for BDO Paris.

As at 31 December 2025, PricewaterhouseCoopers Audit and BDO Paris were in the 7th year of total uninterrupted engagement, including three years since the Company became a credit and investment institution respectively.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with French accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risks management systems and where applicable, its internal audit, regarding the accounting and financial reporting procedures.

The financial statements were approved by the Board of Directors.

Statutory Auditors' Responsibilities for the Audit of the Financial Statements

Objectives and audit approach

Our role is to issue a report on the financial statements. Our objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L.821-55 of the French Commercial Code (code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control.

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements.

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein.

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

Report to the Audit Committee

We submit a report to the Audit Committee, which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore the key audit matters that we are required to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set in particular by Articles L.821-27 to L.821-34 of the French Commercial Code (code de commerce) and in the French Code of Ethics (code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Neuilly-sur-Seine and Paris, 30 March 2026,

The Statutory Auditors

French original signed by

PricewaterhouseCoopers Audit   BDO Paris

Pierre Clavié   Vincent Génibrel